ROCKET INNOVATIONS, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

ROCKET INNOVATIONS, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2015

	Dec 31, 14	Dec 31, 15
ASSETS		
Current Assets		
Checking/Savings		
NBT&C Checking	0.00	197,742.27
PayPal	1,059.10	19,821.82
Total Checking/Savings	1,059.10	217,564.09
Other Current Assets		
Inventory Asset	0.00	59,348.06
Prepaid Expenses	0.00	-4,766.61
Prepaid Insurance	0.00	-441.00
Total Other Current Assets	0.00	54,140.45
Total Current Assets	1,059.10	271,704.54
Fixed Assets		
Intangible Assets		
Patent	0.00	5,810.00
Total Intangible Assets	0.00	5,810.00
Total Fixed Assets	0.00	5,810.00
Other Assets		
Loan To Shareholder		
Jacob Epstein	0.00	37,259.24
Joseph Lemay	-84,082.23	42,765.70
Total Loan To Shareholder	-84,082.23	80,024.94
Total Other Assets	-84,082.23	80,024.94
TOTAL ASSETS	**-83,023.13**	**357,539.48**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	0.00	9,612.00

Total Accounts Payable	0.00	9,612.00
Credit Cards		
American Express (1003)	0.00	1,105.32
Total Credit Cards	0.00	1,105.32
Other Current Liabilities		
Accrued Wages Payable	30,000.00	145,000.00
Deferred Revenue		
Pre-Sale Orders	1,410.00	717,883.35
Total Deferred Revenue	1,410.00	717,883.35
Sales Tax Payable	0.00	9.81
Total Other Current Liabilities	31,410.00	862,893.16
Total Current Liabilities	31,410.00	873,610.48
Long Term Liabilities		
Convertible Notes	0.00	0.00
Total Long Term Liabilities	0.00	0.00
Total Liabilities	31,410.00	873,610.48
Equity		
APIC	0.00	0.00
Common Stock	0.00	42.63
Retained Earnings	-9,165.00	-114,433.13
Net Income	-105,268.13	-401,680.50
Total Equity	-114,433.13	-516,071.00
TOTAL LIABILITIES & EQUITY	**-83,023.13**	**357,539.48**

ROCKET INNOVATIONS, INC.
INCOME STATEMENT
AS OF DECEMBER 31, 2015

	Jan - Dec 14	Jan - Dec 15
Ordinary Income/Expense		
Income		
Revenue		
Revenue - Product Sales	0.00	207,961.00
Total Revenue	0.00	207,961.00
Total Income	0.00	207,961.00
Cost of Goods Sold		
RocketBook - Standard	0.00	32,115.81
RocketBook - Executive	0.00	20,914.83
Pens	0.00	2,021.88
Merchant Account Fees	130.13	16,049.86
Shipping & Handling	0.00	35,866.72
Hosting & System Support	0.00	0.00
Total COGS	130.13	106,969.10
Gross Profit	-130.13	100,991.90
Expense		
Payroll Expenses		
Employee Benefits	0.00	575.00
Salaries & Wages	30,000.00	115,000.00
Total Payroll Expenses	30,000.00	115,575.00
Contract Services	0.00	3,495.00
Facility Expenses		
Office Expenses	99.00	1,313.07
Office Meals	0.00	2,518.05
Office Supplies	0.00	1,784.81
Rent Expenses	4,800.00	18,400.00
Repairs and Maintenance	0.00	201.85
Utilities	900.00	3,450.00
Total Facility Expenses	5,799.00	27,667.78
Advertising & Promotion	0.00	88,619.60

Automobile Expenses		
Gas/Fuel	0.00	134.77
Tolls & Parking	0.00	502.00
Total Automobile Expenses	0.00	636.77
Bank Service Charges	0.00	55.42
Dues & Subscriptions	40.00	331.20
Insurance Expenses	0.00	441.00
Printing & Reproduction	0.00	2,006.45
Professional Fees		
Accounting	0.00	0.00
Agent	0.00	0.00
Legal Fees	0.00	189.00
Total Professional Fees	0.00	189.00
Research & Development		
Contractors	14,750.00	59,528.50
Product Development	0.00	43,890.62
Software Development	52,020.84	148,339.98
Website Development	2,500.00	4,625.00
Total Research & Development	69,270.84	256,384.10
Taxes	0.00	0.00
Technical Expenses		
Domain Expenses	28.16	33.32
Server & Hosting Expenses	0.00	1,890.57
Software Subscriptions	0.00	3,242.39
Total Technical Expenses	28.16	5,166.28
Telecommunication Expenses		
Internet & Fax	0.00	0.00
Telephone	0.00	477.54
Total Telecommunication Expenses	0.00	477.54
Travel Expenses		
Airfare	0.00	1,859.17
Ground Transportation	0.00	72.19
Hotel & Lodging	0.00	30.00
Travel Meals	0.00	0.00
Total Travel Expenses	0.00	1,961.36

Total Expense	105,138.00	503,006.50
Net Ordinary Income	-105,268.13	-402,014.60
Other Income/Expense		
Other Income		
American Express Cash Back	0.00	334.10
Total Other Income	0.00	334.10
Net Other Income	0.00	334.10
Net Income	-105,268.13	-401,680.50

ROCKET INNOVATIONS, INC.
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Jan - Dec 14	Jan - Dec 15
OPERATING ACTIVITIES		
Net Income	-107,571.98	-420,797.25
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Accounts Receivable	0.00	0.00
Inventory Asset	0.00	-86,721.06
Prepaid Expenses	0.00	4,766.61
Prepaid Insurance	0.00	441.00
Accounts Payable	0.00	9,612.00
American Express (1003)	0.00	1,105.32
Accrued Wages Payable	30,000.00	115,000.00
Deferred Revenue	0.00	0.00
Deferred Revenue:Pre-Sale Orders	1,410.00	716,473.35
Payroll Liabilities	0.00	0.00
Sales Tax Payable	0.00	9.81
Net cash provided by Operating Activities	-76,161.98	339,889.78
INVESTING ACTIVITIES		
Intangible Assets	0.00	0.00
Intangible Assets:Patent	0.00	-5,810.00
Loan To Shareholder	0.00	0.00
Loan To Shareholder:Jacob Epstein	0.00	8,285.76
Loan To Shareholder:Joseph Lemay	74,917.23	-126,847.93
Net cash provided by Investing Activities	74,917.23	-124,372.17
FINANCING ACTIVITIES		
Accrued Interest	2,303.85	944.75
Convertible Notes	0.00	0.00
APIC	0.00	0.00
Capital Stock	0.00	0.00
Common Stock	0.00	42.63
Dividends Paid	0.00	0.00

Opening Balance Equity	0.00	0.00
Retained Earnings	0.00	0.00
Shareholder's Equity	0.00	0.00
Net cash provided by Financing Activities	2,303.85	987.38
Net cash increase for period	1,059.10	216,504.99
Cash at beginning of period	0.00	1,059.10
Cash at end of period	**1,059.10**	**217,564.09**

Disclosures on Revenue Recognition:

- Revenue is measured at the fair value of the consideration received net of sales tax and discounts

- Revenue on presale orders is deferred until the order is shipped. Deferred revenue as of December 31, 2015, is $717883.

- Revenue is recognized when the buyer has received the products and the Company has transferred to the buyer the significant risks and rewards of ownership.

Shareholder Loan

- AFR rate of 2.74% used to calculate annual interest expense on shareholder loan account

Notes on Development Costs

- Development costs are expensed.